Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312 9177700

www.nuveen.com

June 9, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

Re:	Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity Fund 2’s Initial Registration Statement Under the Securities Act of 1933 and Amendment No. 8 Under the Investment Company Act of 1940 Filed on May 12, 2010 (File Nos. 333-166771 and 811-22123)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Thursday June 10, 2010, or as soon thereafter as practicable.

In connection with this request, Nuveen Investments, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund 2		Nuveen Investments, LLC

/s/ Mark L. Winget		/s/ Gifford R. Zimmerman
By:	Mark L. Winget	By:	Gifford R. Zimmerman
Title:	Vice President and Assistant Secretary	Title:	Managing Director